UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way Eden Prairie, Minnesota 55344	P.O. Box 2496 Rehovot, Israel 7670401

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Initiation of Strategic Alternatives Process

On September 28, 2023, Stratasys Ltd. (“we”, “us”, “Stratasys” or the “Company”) issued a press release announcing, among other things, that the Company has initiated a comprehensive process to explore strategic alternatives for the Company.

Following the termination of that certain Agreement and Plan of Merger (the “Merger Agreement,” and the transactions contemplated thereby, the “Merger”), dated May 25, 2023, by and among Stratasys, Tetris Sub Inc., a wholly-owned subsidiary of Stratasys, and Desktop Metal, Inc. (“Desktop Metal”) (as described below under “Termination of Merger Agreement with Desktop Metal”), Stratasys is no longer subject to restrictions under the Merger Agreement regarding the solicitation of or entry into potential transactions.

Termination of Merger Agreement with Desktop Metal

On September 28, 2023, following the conclusion of the extraordinary general meeting of Stratasys’ shareholders (described below under “Results of Extraordinary Shareholder Meeting”), Stratasys terminated the Merger Agreement with Desktop Metal, effective immediately.

Subject to the terms and conditions set forth therein, the Merger Agreement provided the Company with a right to terminate the Merger Agreement if Stratasys’ shareholder approval of the Merger-related proposal was not to be obtained following a vote taken thereon at the Stratasys shareholders’ meeting related to the Merger, which termination right was activated due to the results of the vote on Proposal 1 at the extraordinary general meeting of Stratasys’ shareholders (as described below under “Results of Extraordinary Shareholder Meeting”).

Rights Plan Extension

On September 28, 2023, Stratasys entered into a Second Amendment (the “Second Amendment”) to that certain Rights Agreement, dated as of July 25, 2022, as amended by the First Amendment thereto dated May 25, 2023 (the “First Amendment”) (as further amended by the Second Amendment, the “Rights Agreement”), by and between Stratasys and Continental Stock Transfer & Trust Company, as rights agent. Under the Second Amendment, which was unanimously approved by the Board, the expiration date of the Rights Agreement was extended through December 31, 2023.

As previously disclosed, under the Rights Agreement, as initially entered into on July 25, 2022, the board of directors of Stratasys approved the issuance of one special purchase right (a “Right”) for each ordinary share, par value 0.01 New Israeli Shekels per share, of Stratasys outstanding at the close of business on August 4, 2022, to the shareholders of record on that date, and adopted a shareholder rights plan, which initially was to expire on its one-year anniversary, on July 24, 2023. Pursuant to the First Amendment, the expiration date of the Rights Agreement was extended to the later of (a) July 24, 2023 and (b) the conclusion of the Stratasys shareholders’ meeting related to the Merger (unless such Stratasys shareholders’ meeting was to be validly adjourned or postponed, in which case the extension would last until the final adjournment or postponement of the meeting) or such time as the Merger Agreement was to be terminated in accordance with its terms.

The Rights are in all respects subject to and governed by the provisions of the Rights Agreement, which was included as Exhibit 4.1 to our Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2022, as amended, and the Second Amendment, which is attached hereto as Exhibit 4.1 and incorporated herein by reference. The description of the Rights is incorporated herein by reference to the description set forth in our Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the SEC on May 1, 2023 and a Form 6-K that we furnished to the SEC on July 25, 2022, and is qualified in its entirety by reference to the full text of the Rights Agreement and the Second Amendment.

Results of Extraordinary Shareholder Meeting

On September 28, 2023, Stratasys held its previously announced extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on two of the three proposals that were listed in the notice of the Meeting, which was attached as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on August 23, 2023. The proposals for the Meeting were described in more detail in the joint proxy statement/prospectus that served as our proxy statement for the Meeting, which we filed with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on August 28, 2023, as supplemented by a supplement that was attached as Exhibit 99.1 to a Form 6-K that we furnished to the SEC on September 19, 2023. The description of the proposals in the foregoing documents is incorporated by reference herein.

In the presence in person or by proxy at the Meeting of 46,628,504 (or 67.5%) of our 69,136,761 outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”), as of the August 24, 2023 record date for the Meeting, which constituted at least 25% of our outstanding voting power and thereby represented a quorum, neither of Proposal 1 (the Stratasys Merger-related proposal) or Proposal 3 (the Stratasys share incentive plan increase proposal) for the Meeting was approved by our shareholders based on votes that were duly held in accordance with our articles of association and the Israeli Companies Law, 5759-1999. As disclosed in the notice and joint proxy statement/prospectus for the Meeting, the presentation of Proposal 2 (the Stratasys rights plan extension proposal) for a vote at the Meeting was conditioned upon the approval of Proposal 1 at the Meeting. Because Proposal 1 was not approved, a vote was not held on Proposal 2. The results of the vote on each of the proposals voted upon at the Meeting is provided below:

Proposal 1: The approval of certain matters to be effected in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated May 25, 2023, by and among Stratasys, Tetris Sub Inc., a wholly-owned subsidiary of Stratasys (“Merger Sub”), and Desktop Metal, Inc., a Delaware corporation “Desktop Metal”), pursuant to which Merger Sub would merge with and into Desktop Metal (the “Merger”), with Desktop Metal surviving as a direct, wholly-owned subsidiary of Stratasys, including: (i) the issuance of ordinary shares to the stockholders of Desktop Metal, in exchange for the shares of Desktop Metal Class A common stock, par value $0.0001 per share (“Desktop Metal Class A common stock”), held by them, at a ratio of 0.123 ordinary shares per share of Desktop Metal Class A common stock, as consideration under the Merger Agreement; (ii) the adoption of amended and restated articles of association for Stratasys with effect from immediately prior to the effective time of the Merger under the Merger Agreement, which was to include an increase of the authorized share capital of Stratasys from NIS 1,800,000, consisting of 180,000,000 ordinary shares, par value NIS 0.01 per share, to NIS 4,500,000, consisting of 450,000,000 ordinary shares, par value NIS 0.01 per share; and (iii) the election of a slate of five designees of Stratasys and five designees of Desktop Metal, as well as the combined company’s chief executive officer, as the members of Stratasys’ board of directors, each of whose terms was to commence on the effective time of the Merger and last until the first annual general meeting of the combined company following the one-year anniversary of the effective time, and until the due election and qualification of each designee’s respective successor, or until each such designee’s earlier resignation, replacement or removal:

Votes in Favor	Votes Against	Abstentions
9,822,140 (21.4%)	36,003,106 (78.6%)	803,258

Proposal 2: Subject to the approval of Proposal 1, the approval of the extension of the expiration date of Stratasys’ existing shareholder rights plan for a twelve (12)-month period from its original expiration date, i.e., until July 24, 2024: Vote not held, since Proposal 1 was not approved.

Proposal 3: The approval of an increase by 2,075,625, upon completion of the Stratasys EGM, and by an additional 1,065,867, upon and subject to completion of the Merger, in the number of ordinary shares available for issuance under Stratasys’ 2022 Share Incentive Plan, including for the issuance of Incentive Stock Options, as defined under the 2022 Share Incentive Plan:

Votes in Favor	Votes Against	Abstentions
17,989,186 (39.4%)	27,730,435 (60.6%)	908,872

Incorporation by Reference

The contents of this Form 6-K, excluding Exhibit 99.1 hereto, are incorporated by reference into the Company’s registration statements on: Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952 and 333-270249, filed by the Company with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022 and March 3, 2023, respectively; Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively; and Form F-4, SEC file number 333-272759, filed by the Company with the SEC on June 20, 2023, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
4.1	Second Amendment to Rights Agreement, dated as of September 28, 2023, between Stratasys Ltd. and Continental Stock Transfer & Trust Company
99.1	Press Release of Stratasys, dated September 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 28, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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